Raphael Pharmaceutical Inc.

4 Lui Paster

Tel Aviv-Jaffa, Israel 6803605

September 2, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention: Abby Adams and Suzanne Hayes

Re:	Raphael Pharmaceutical Inc. Registration Statement on Form 10-12G Filed July 29, 2021 File No. 000-53002

Dear Messrs. Adams and Hayes,

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission as set forth in your letter of August 31, 2021, regarding the above referenced registration statement on Form 10-12G. For your convenience, your original comments appear in bold, followed by our response. We are concurrently filing Amendment No. 1 to Form 10-12G (“Amendment No. 1”).

Item 1. Business

Research and Clinical Development Strategy

Research Agreement with Rambam MT, page 3

1.	We note the Sponsored Research Agreement with Rambam Med-Tech Ltd., dated July 17, 2019, filed as Exhibit 10.6, and the information on pages 3 and 53 reflecting the October 28, 2020 and February 15, 2021 revisions to that agreement. File the amendments to the agreement as exhibits or tell us why you do not believe they are required to be filed.

Response: In response to the Staff’s comment, we note that the revisions to the Sponsored Research Agreement with Rambam Med-Tech Ltd. were added as Exhibits A-2 and A-3 to Exhibit 10.6, filed with Amendment No. 1.

Financial Statements, page F-1

2.	Please update the financial information in your filing to include the interim period ended June 30, 2021, in accordance with the guidance in Rule 8-08 of Regulation S-X. We note that when you update your financial statements through June 30, 2021, your financial statements will reflect the Share Exchange which is accounted for as a reverse merger. Accordingly, the financial statements included in your filing should be those of the consolidated entity reflecting the continuation of the financial statements of the accounting acquirer (Raphael Pharmaceuticals, Ltd) with an adjustment to reflect the legal capital of the accounting acquiree (Easy Energy, Inc). Refer to ASC 805-40-45 for guidance. Please note that the pro forma financial information reflecting these transactions are no longer required and should be removed. The financial statements for Easy Energy, Inc. for the interim period ended March 31, 2021 and the fiscal years 2020 and 2019 may also no longer be necessary pursuant to Rule 8-04 of Regulation S-X.

Response: In response to the Staff’s comment, we have updated the financial information to include the financial statements of Raphael Pharmaceuticals Inc. for the interim period ended June 30, 2021 that reflect the Share Exchange accounted for as a reverse merger based on the guidelines of ASC 805-40-45. In addition. we removed the pro forma financial information as well as the financial statements of Easy Energy which are no longer required.

If you have any questions or require additional information, please call our attorneys, Oded Har-Even at (212) 660-5002, or Amit Hazan at (516) 395-7937 of Sullivan & Worcester LLP.

Sincerely,

Raphael Pharmaceutical Inc.

By:	/s/ Shlomo Pilo
Chief Executive Officer

cc:	Tracie Mariner

Jeanne Baker